Exhibit 99.1
FLY LEASING REPORTS FOURTH QUARTER AND FULL YEAR 2010
FINANCIAL RESULTS
Dublin, Ireland, March 2, 2011 — FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the fourth quarter and full year of 2010.
2010 Full Year Highlights
•	Adjusted net income of $56.4 million, diluted EPS of $1.99, excluding $3.7 million of share-based compensation

•	Net income of $52.7 million, diluted EPS of $1.86

•	Available Cash Flow of $165.6 million, $5.85 per share

•	Contracted to buy three new Boeing 737-800s

•	Sold four aircraft for pre-tax gain of $13.4 million

•	$2.9 million equity earnings from investment in BBAM

•	Repurchased 3.7 million shares at an average price of $9.64 per share

•	Paid total dividends of $0.80 per share
Fourth Quarter 2010 Highlights
•	Adjusted net income of $11.6 million, diluted EPS of $0.43, excluding $0.9 million of share-based compensation

•	Net income of $10.6 million, diluted EPS of $0.39

•	Available Cash Flow of $37.7 million, $1.41 per share

•	Took delivery of one new Boeing 737-800

•	Sold one aircraft for a pre-tax gain of $4.5 million

•	$1.0 million equity earnings from investment in BBAM

•	Declared 13th consecutive quarterly dividend on January 17th
“FLY had strong financial results for the year, with net income of $52.7 million and EPS of $1.86,” said Colm Barrington, CEO of FLY Leasing. “While these results were lower than the prior year, the 2009 result had benefitted from a significant $82.7 million pre-tax gain from the repurchase of notes payable. FLY finished 2010 with $329 million in cash, of which $164 million was unrestricted. This puts the company in a robust position to pursue further growth opportunities in the 2011.”
“During 2010 we took advantage of rising aircraft prices by actively managing our portfolio and selling four aircraft, all at attractive premiums to book value,” added Barrington. “Two of these aircraft were more than fifteen years old. Meanwhile we acquired two brand new 737-800s on long-term leases, helping to lower the age of our fleet, strengthen our revenues and diversify our base of lessees. FLY’s portfolio of modern and popular commercial aircraft has continued to perform well. All 60 of our aircraft are now committed to leases.”

“In April 2010, we acquired a 15% interest in BBAM, FLY’s manager and servicer, for $8.8 million,” said Barrington. “We earned $2.9 million in the first eight months from this investment, which has helped FLY diversify its revenue streams. We have also continued to focus on improving shareholder value through additional purchases of the company’s shares. FLY has now acquired a total of 21% of its original shares issued, all at significant discounts to current market value. Our share purchase program remains open. In 2009, we also purchased 20% of our notes payable for 49% of the principal amount, excluding associated expenses.”
“Just after year-end, FLY took an interest in a joint venture company that will acquire four Boeing 767 aircraft on lease to two airlines in North America,” added Barrington. The investment is expected to have a positive impact on future EPS and operating cash flows.
“FLY’s strategy of selling older aircraft at premiums to book value, acquiring aircraft on lease, repurchasing shares and debt at discounts and building up significant cash reserves has put the Company in a very strong position to pursue further smart growth opportunities and benefit from the strengthening aviation industry,” said Barrington. “We look forward to further progress in 2011.”
Fourth Quarter and Full Year Financial Results
FLY’s net income and basic and diluted earnings per share for the fourth quarter of 2010 were $10.6 million and $0.39 per share compared to $13.7 million and $0.45 in the same period of 2009. The fourth quarter 2010 result includes a pre-tax gain of $4.5 million from the sale of a 21 year old aircraft and pre-tax earnings of $1.0 million from our 15% investment in our servicer and manager, BBAM LP. However, the fourth quarter 2010 result was adversely impacted by four aircraft being off-lease throughout the period and by the costs and charges associated with an aircraft previously leased to Mexicana Airlines, which sought protection from its creditors in August. The comparable 2009 result included a gain of $12.5 million from purchasing notes payable.
Net income and basic and diluted earnings per share for the year ended December 31, 2010 were $52.7 million and $1.86 compared to $89.1 million and $2.89 in 2009. The 2009 results benefited from a pre-tax gain of $82.7 million from the purchase of notes payable and $8.3 million from a lease termination settlement, while the 2010 results benefited from a pre-tax gain of $12.5 million for the sale of an option to purchase our notes payable and from a pre-tax gain of $13.4 million on the sale of four aircraft.
Operating lease revenue for the fourth quarter of 2010 was $52.2 million compared to $52.5 million in the same period of the previous year, a decrease of 1%. This was primarily due to the four aircraft that were off-lease during the fourth quarter of 2010, partially offset by revenues recognized at lease expiry. Total revenues for the fourth quarter of 2010 were $59.9 million compared to $66.1 million in the same period of the previous year.
Total revenues for the year ended December 31, 2010 were $253.7 million compared to $307.5 million in 2009, a decrease of 17%. The 2009 figure included $82.7 million from the gain on the purchase of notes payable. Operating lease revenue for 2010 was $219.7 million compared to $214.0 million, an increase of 3%.

Total expenses in the fourth quarter of 2010 were $47.6 million compared to $48.8 million in the same period of the previous year, a decrease of 2%. The decrease was primarily due to decreases in depreciation and interest expense and the absence of amortization expense related to the debt purchase option. Total expenses for the year ended December 31, 2010 were $190.8 million compared to $194.1 million in 2009, a decrease of 2%. The decrease is due to a reduction in interest expense and the absence of debt purchase option amortization, partially offset by share-based compensation expense and costs associated with aircraft off lease during 2010.
Depreciation expense in the fourth quarter of 2010 was $20.3 million compared to $21.2 million, for the same period in the previous year, a decrease of 4%. For the year ended December 31, 2010, depreciation expense was $84.0 million as compared to $83.7 million in 2009.
Interest expense in the fourth quarter of 2010 was $19.1 million compared to $20.0 million in the same period of the previous year, a decrease of 4%. For the year ended December 31, 2010, interest expense was $75.7 million as compared to $80.9 million in 2009, a reduction of 6%. The decrease is mainly due to a reduction in the amount of debt outstanding and a corresponding reduction in the notional amount of interest rate hedges.
Selling, general and administrative (“SG&A”) expenses were $5.9 million in the fourth quarter of 2010 compared to $5.2 million in the same period of the previous year, an increase of $0.7 million. Included in the fourth quarter SG&A expense in 2010 is $0.9 million of non-cash share-based compensation.
For the year ended December 31, 2010, SG&A expense was $25.4 million as compared to $21.1 million in 2009. In addition to non-cash share-based compensation expense of $3.7 million, the SG&A expense for the year ending December 31, 2010 includes $2.2 million of expenses associated with amendments to our management and servicing agreements and the Aircraft Acquisition Facility, all related our separation from Babcock & Brown. These professional fees were fully reimbursed by Babcock & Brown Limited. This reimbursement was treated as a capital contribution in our financial statements. For the year ended December 31, 2010, SG&A expense was 10% of total revenues.
The provision for income taxes in the fourth quarter of 2010 was $1.7 million, an effective income tax rate of 13.6% compared to 21.2% for the same period in the previous year. For the year ended December 31, 2010, the provision for income taxes was $10.2 million, an effective income tax rate of 16.2% compared to 21.5% for the same period in the previous year. The higher income tax rate for the year ended December 31, 2009 was mainly attributable to the higher tax rate applicable to the gains from the repurchase of our notes payable in 2009.
Available Cash Flow
Available Cash Flow (“ACF”), which FLY defines as net income plus depreciation, lease incentive amortization, amortization of debt issue costs, non-cash equity based compensation, the deferred tax provision and other one-time, non-cash items, was $37.7 million for the fourth quarter of 2010 compared to $29.1 million for the same period in the previous year, an increase of 30%. The increase is primarily due to the gain on the sale of the aircraft, earnings from the investment in BBAM LP and a reduction in cash expenses. ACF per share was $1.41 for the fourth quarter of 2010 compared to $0.96 in the same period of 2009.

For the year ended December 31, 2010, ACF was $165.6 million or $5.85 per share compared to $125.8 million and $4.08 in 2009.
ACF should be used as a supplement to and not as a substitute for financial measures determined in accordance with Accounting Principles Generally Accepted in the United States.
Quarterly Dividend
On January 17, 2011, FLY declared a dividend of $0.20 per share in respect of the fourth quarter of 2010. This dividend was paid on February 18, 2011 to shareholders of record on January 28, 2011. The total dividends declared and paid in respect of 2010 was $0.80 per share, which was 14% of ACF for the year.
Share Repurchases
FLY initiated a $30 million, one year share repurchase program in May 2010. Under this program, FLY may make share repurchases from time to time in the open market or in privately negotiated transactions. At December 31, 2010, $12.4 million remains available under this program.
During the year ended December 31, 2010, FLY repurchased 3,652,579 shares at an average price of $9.64 per share, or a total of $35.2 million. During the year ended December 31, 2009, 2,208,963 shares were repurchased at an average price of $4.08 per share, or $9.0 million. Since June 2008, nearly seven million shares have been repurchased at an average price of $7.28 per share. These purchases represent more than 20% of FLY’s original IPO shares. At December 31, 2010, there are 26.7 million shares outstanding.
Financial Position
At December 31, 2010, FLY’s total assets were $2.0 billion, including flight equipment with a net book value of $1.6 billion. Total cash at December 31, 2010 was $329.0 million, of which $164.1 million was unrestricted. These amounts compare to total cash of $235.2 million and unrestricted cash of $96.0 million at December 31, 2009, an increase of 40% and 71%, respectively.
Aircraft Portfolio
At December 31, 2010, FLY’s aircraft were on lease to 34 lessees in 23 countries. Of our four aircraft subject to lease at December 31, 2010, two aircraft were delivered to the new lessee in the first quarter of 2011. The remaining two aircraft are expected to be delivered during the first half of 2011. The one aircraft off-lease as of December 31, 2010 was delivered to a new lessee in March 2011. FLY has one further aircraft with a scheduled lease expiry in 2011. A new five-year lease has been arranged for this aircraft, and it is expected to be delivered to its new lessee immediately on the expiry of its current lease.
In September 2010, FLY entered into purchase and leaseback agreements with flydubai for three new Boeing 737-800 aircraft. The right to purchase and lease one of these aircraft was sold to a third party, generating $1.2 million of fee income for FLY. The remaining aircraft were delivered to the lessee in December 2010 and February 2011. During 2010, four aircraft were sold generating cash proceeds of $100.9 million and a pre-tax gain of $13.4 million. A portion of the proceeds was used to retire the debt financing associated with these aircraft.

The table below shows the aircraft in FLY’s portfolio on December 31, 2010 and 2009:

	Dec 31,		Dec 31,
Portfolio at	2010		2009
Airbus A319	10		10
Airbus A320	16		17
Airbus A330	1		1
Boeing 737	19	*	19
Boeing 747	1		1
Boeing 757	11		12
Boeing 767	1		1
Boeing 777	1		1

Total	60		62

*	One new B737-800 contracted and delivered in February 2011
At December 31, 2010, the average age of FLY’s portfolio was 8.1 years weighted by the net book value of each aircraft. The average remaining lease term was 4.6 years, also weighted by net book value. For the fourth quarter of 2010, FLY’s lease utilization factor was 93% and for the year ended December 31, 2010, lease utilization was 94%.
Conference Call and Webcast
FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Wednesday, March 2, 2011. Participants should call +1-706-758-4339 (International) or 877-309-0213 (North America) and enter confirmation code 38974330 or ask an operator for the FLY Leasing earnings call. A replay will be available shortly after the call. To access the replay, please dial +1-706-645-9291 (International) or 800-642-1687 (North America) and enter confirmation code 38974330. The replay recording will be available until March 9, 2011.
A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.
About FLY
FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward — looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.
# # #
Contact:
Matt Dallas
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Fly Leasing Limited
West Pier
Dun Laoghaire
Co Dublin, Ireland

FLY Leasing Limited
Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months	Three months	Year	Year
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Revenues
Operating lease revenue	$52,236	$52,530	$219,655	$213,964
Equity earnings from BBAM LP	1,044	—	2,901	—
Gain on sale of aircraft	4,537	—	13,449	—
Gain on purchases of notes payable	—	12,530	—	82,666
Gain on sale of option to purchase notes payable	—	—	12,501	—
Lease termination settlement	559	600	2,298	8,307
Interest and other income	1,557	481	2,861	2,598

Total revenues	59,933	66,141	253,665	307,535

Expenses
Depreciation	20,331	21,162	84,032	83,650
Interest expense	19,145	19,956	75,748	80,925
Selling, general and administrative	5,932	5,206	25,413	21,094
Debt purchase option amortization	—	1,577	947	6,053
Maintenance and other costs	2,218	860	4,651	2,353

Total expenses	47,626	48,761	190,791	194,075

Net income before provision for income taxes	12,307	17,380	62,874	113,460
Provision for income taxes	1,669	3,681	10,207	24,367

Net income	$10,638	$13,699	$52,667	$89,093

Weighted average number of shares
- Basic	26,680,620	30,279,948	28,264,227	30,831,637
- Diluted	26,729,345	30,279,948	28,307,971	30,831,637
Earnings per share
- Basic and Diluted	$0.39	$0.45	$1.86	$2.89

Dividends declared and paid per share	$0.20	$0.20	$0.80	$0.80

FLY Leasing Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Dec. 31, 2010	Dec. 31, 2009
	(Audited)	(Audited)
Assets
Cash and cash equivalents	$164,107	$95,972
Restricted cash and cash equivalents	164,935	139,241
Rent receivables	995	3,927
Investment in BBAM LP	9,655	—
Flight equipment held for operating leases, net	1,613,458	1,748,988
Deferred tax asset, net	3,046	10,465
Fair market value of derivative asset	2,226	30
Other assets, net	19,802	25,509

Total assets	$1,978,224	$2,024,132

Liabilities
Accounts payable and accrued liabilities	5,190	5,780
Rentals received in advance	9,868	9,656
Payable to related parties	1,539	8,106
Security deposits	31,682	34,425
Maintenance payment liabilities	135,019	118,224
Notes payable, net	596,190	657,649
Borrowings under aircraft acquisition facility	561,636	594,566
Credit facility	36,283	32,290
Aircraft note payable	30,000	—
Fair market value of derivative liabilities	82,436	65,726
Other liabilities	13,477	13,186

Total liabilities	1,503,320	1,539,608

Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 26,707,501 and 30,279,948 shares issued and outstanding at December 31, 2010 and December 31, 2009, respectively	27	30
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	463,559	490,818
Retained earnings	77,984	47,844
Accumulated other comprehensive loss, net	(66,666)	(54,168)

Total shareholders’ equity	474,904	484,524

Total liabilities and shareholders’ equity	$1,978,224	$2,024,132

FLY Leasing Limited
Reconciliation of Available Cash Flow, a Non-GAAP Financial Measure, to Net Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months	Three months	Year	Year
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income	$10,638	$13,699	$52,667	$89,093
Add (less):
Depreciation	20,331	21,162	84,032	83,650
Lease incentive amortization	1,047	1,127	5,095	4,315
Amortization of debt issue costs	2,808	2,047	8,788	7,251
Non-cash share based compensation	949	—	3,720	—
Gain on purchases of notes payable	—	(12,530)	—	(82,666)
Professional fees reimbursed by Babcock & Brown	—	—	2,180	—
Provision for deferred income taxes	1,900	3,634	9,069	24,198

Available cash flow	$37,673	$29,139	$165,551	$125,841

Weighted average diluted shares outstanding	26,729,345	30,279,948	28,307,971	30,831,637

Available cash flow per share	$1.41	$0.96	$5.85	$4.08

FLY defines Available Cash Flow (“ACF”) as net income plus depreciation, amortization of lease incentives and debt issue costs, non cash share based compensation and deferred income taxes. In addition, non-cash gains on purchases of notes payable and other one-time, non-cash items are excluded from ACF. FLY’s definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with Accounting Principles Generally Accepted in the United States (GAAP), the most directly comparable GAAP financial measure. FLY believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, if any, and has certain important limitations as an indicator of FLY’s ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing FLY’s performance. ACF should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. For additional information, please see FLY’s financial statements and Item 5. Operating and Financial Review and Prospects, which will be included in the Form 20-F for the year ended December 31, 2010 that Fly expects to file with the Securities and Exchange Commission with respect to the financial results discussed herein.